ImmunoPrecise Antibodies (IPA) Demonstrates Strong Market Confidence with Insider Share Purchases

VICTORIA, BRITISH COLUMBIA (CANADA), December 23, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, is pleased to announce significant insider activity, with key members of its executive team and subsidiary co-founders demonstrating confidence in the Company’s strategic direction and long-term potential through substantial share purchases.

Over the past weeks, CEO Dr. Jennifer Bath and BioStrand co-founders Dirk Van Hyfte and Ingrid Brands collectively acquired a total of 763,120 shares of IPA on the open market for an aggregate amount of USD $306,000.

A Strong Signal of Confidence

This insider activity highlights the leadership team’s belief in IPA’s growth trajectory and transformational initiatives. Dr. Bath commented, “Our collective investments reflect our deep confidence in IPA’s vision and our commitment to driving long-term value for our shareholders. As we advance groundbreaking initiatives in AI-driven discovery and therapeutic development, we remain focused on delivering innovative solutions to the life sciences industry.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and is known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases, or state that certain actions, events, or results “may”, “would”, “might”, or “will” be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, statements relating to our expectations related to business operations, financial performance, results of operations, our expectations and guidance related to the success of our partnerships, our technology development efforts and the application of those efforts, out-licensing and new client opportunities, strategic partnerships, expansion strategy, the efficacy and integration of new service and product offerings, our ability to market our platform technologies to potential partners, and our internal asset programs, and our ability to create long-term value for customers. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to several factors and risks, as discussed in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar ). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this release. The forward-looking statements contained in this release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Investor Relations Contact

investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.